(A Development-Stage Company)

Condensed Interim Consolidated Financial Statements
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(in Canadian dollars)
(Unaudited)

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(in Canadian dollars)

	As of March 31,	As of December 31,
	2013	2012
	$	$
ASSETS
Current assets
Cash and cash equivalents	146,525,139	34,312,316
Restricted cash equivalents (note 5)	10,232,508	10,232,508
Receivables (note 3)	2,203,551	2,746,064
Prepaid expenses and other current assets (note 4)	985,672	703,692
Total current assets	159,946,870	47,994,580

Non-current assets
Mineral properties (note 7)	94,498,587	88,668,710
Long-term advance (note 5)	10,232,508	10,232,508
Property, plant and equipment	519,549	445,483
Total non-current assets	105,250,644	99,346,701
Total assets	265,197,514	147,341,281

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 6)	9,474,999	6,541,122
Due to related parties (note 8)	851,768	309,224
Total current liabilities	10,326,767	6,850,346

EQUITY
Share capital and warrants (note 9)	259,143,095	259,143,095
Other capital (note 10)	22,621,265	21,619,782
Deficit	(85,363,570)	(140,271,942)
Equity attributable to owners of the parent	196,400,790	140,490,935
Non-controlling interest (note 11)	58,469,957	-
Total equity	254,870,747	140,490,935
Total liabilities and equity	265,197,514	147,341,281

Basis of preparation (note 1) Commitments and contingencies (note 16) Subsequent events (note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

"Lenard Boggio"	"David Porter"
Lenard Boggio Director	David Porter Director

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
For the three-month periods ended March 31, 2013 and 2012

(in Canadian dollars, except share data)

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)	$	$	$	$

Balance – December 31, 2011	84,717,514	149,573,447	13,096,693	(68,790,827)	93,879,313
Issuances pursuant to private placement, net of transaction costs	14,981,273	37,337,471	-	-	37,337,471
Issuances pursuant to the exercise of warrants	281,510	783,683	-	-	783,683
Issuances pursuant to the exercise of stock options	86,300	230,776	(106,697)	-	124,079
Share-based compensation costs (note 10)	-	-	2,688,170	-	2,688,170
Net loss and comprehensive loss	-	-	-	(15,719,257)	(15,719,257)
Balance – March 31, 2012	100,066,597	187,925,377	15,678,166	(84,510,084)	119,093,459

	Attributable to owners of the parent
	Common shares	Share capital and warrants	Other capital	Deficit	Non- controlling interest	Total
	(number)	$	$	$	$	$

Balance – December 31, 2012	130,144,167	259,143,095	21,619,782	(140,271,942)	-	140,490,935
Proceeds received following the issuance of units of The Kami LP to Hebei (note 9)	-	-	-	-	119,926,293	119,926,293
Reallocation of non-controlling interest between partners of The Kami LP (note 11)	-	-	-	61,367,529	(61,367,529)	-
Share-based compensation costs (note 10)	-	-	1,001,483	-	-	1,001,483
Net loss and comprehensive loss	-	-	-	(6,459,157)	(88,807)	(6,547,964)
Balance – March 31, 2013	130,144,167	259,143,095	22,621,265	(85,363,570)	58,469,957	254,870,747

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three-month periods ended March 31, 2013 and 2012

(in Canadian dollars, except share and per share data)

	Three months ended March 31,
	2013		2012
	$		$

Operating expenses
General and administrative expenses		5,884,965		4,392,832
Exploration and evaluation expenses (note 7)		194,956		10,328,922
Environmental, aboriginal, government and community expenses (note 7)		695,492		1,372,172
		6,775,413		16,093,926

Loss from operations		(6,775,413)		(16,093,926)

Finance income		227,449		158,209

Loss before income taxes		(6,547,964)		(15,935,717)

Income tax recovery		-		216,460

Net loss and comprehensive loss		(6,547,964)		(15,719,257)

Attributable to:
Owners of the parent		(6,459,157)		(15,719,257)
Non-controlling interest		(88,807)		-
		(6,547,964)		(15,719,257)

Net loss per share (note 12)
Basic and diluted		(0.05)		(0.16)
Weighted average number of shares outstanding (note 12)
Basic and diluted		130,144,167		97,685,848

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp. Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three-month periods ended March 31, 2013 and 2012

(in Canadian dollars)

	Three months ended March 31,
	2013	2012
	$	$
Cash flows from operating activities
Net loss	(6,547,964)	(15,719,257)
Adjustments for:
Share-based compensation costs (note 10)	886,605	2,688,170
Depreciation	20,953	23,609
Finance income	(227,449)	(158,209)
Income tax recovery	-	(216,460)
Changes in operating assets and liabilities (note 13)	(1,392,544)	(2,879,971)
Interest received	208,820	64,956
Net cash used in operating activities	(7,051,579)	(16,197,162)

Cash flows from investing activities
Additions to mineral properties (note 7)	(562,388)	-
Purchases of property, plant and equipment, net of disposals	(99,503)	(168,995)
Net cash used in investing activities	(661,891)	(168,995)

Cash flows from financing activities
Proceeds received following the issuance of units of The Kami LP to Hebei (note 9)	119,926,293	-
Proceeds from private placement issuance of common shares, net of cash transaction costs of $2,662,528	-	37,337,471
Proceeds from the exercise of warrants	-	783,683
Proceeds from the exercise of stock options (note 10)	-	124,079
Net cash provided by financing activities	119,926,293	38,245,233

Net change in cash and cash equivalents	112,212,823	21,879,076

Cash and cash equivalents at the beginning of the period	34,312,316	7,759,933

Cash and cash equivalents at the end of the period	146,525,139	29,639,009

Cash and cash equivalents components:
Cash	122,556,677	2,339,009
Cash equivalents	23,968,462	27,300,000
	146,525,139	29,639,009

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

1              Summary of business, reporting entity, basis of preparation and nature of operations

        Summary of business

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is a development-stage company conducting iron ore evaluation activities related entirely to its properties located in western Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All activities associated with the Kami Property are referred to as the Kami Project.

Reporting entity

The accompanying condensed interim consolidated financial statements include the accounts of Alderon Iron Ore Corp., an entity incorporated under the laws of the Province of British Columbia, and its subsidiaries: 0860132 BC Ltd.; 0964896 BC Ltd.; Kami General Partner Limited (“Kami GP”), a corporation incorporated under the laws of the Province of Ontario; and The Kami Limited Partnership (“The Kami LP”), established under the laws of the Province of Ontario. Kami GP and The Kami LP are each owned 75%, directly or indirectly, by the Company.

The Company’s common shares are listed on the Toronto Stock Exchange, under the symbol “ADV”, and on the NYSE MKT, under the symbol “AXX”.

Basis of preparation and nature of operations

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), and should be read in conjunction with the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s condensed interim consolidated financial statements are discussed in note 2.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of March 31, 2013. These condensed interim consolidated financial statements were approved by the Company's Board of Directors on May 14, 2013.

Nature of operations

The accompanying condensed interim consolidated financial statements were prepared under the historical cost convention on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due (see also note 15).

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful. If the Company is unable to secure additional sources of financing, ongoing

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

1                 Summary of business, reporting entity, basis of preparation and nature of operations (continued)

development work will be postponed to ensure that the Company has sufficient resources to discharge its existing liabilities and to fund care and maintenance costs until such time that financing becomes available at acceptable terms.

If the going concern assumption were not appropriate for these financial statements, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

2                 Significant accounting policies and critical accounting estimates and judgments

Significant accounting policies

The accounting policies described in the Company’s 2012 annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated financial statements, except as noted below and as to note 11. The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2013 and have been applied in preparing these condensed interim consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.

a)
IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

b)
IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.

c)
IFRS 12, Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

d)
IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

e)
IAS 1, Presentation of Financial Statements, was amended to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future.

The impact of the adoption of these standards and amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(amounts in Canadian dollars, except share/option data)

2                 Significant accounting policies and critical accounting estimates and judgments (continued)

Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant estimates and judgments used in the preparation of the Company’s consolidated financial statements.

Capitalization of development costs

The application of the Company’s accounting policy for development costs requires judgment in determining whether future economic benefits, which are based on assumptions about future events and circumstances, may be realized.

Carrying value and recoverability of mineral properties

The carrying amount of the Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Fair value of warrants and stock options

Determining the fair value of warrants and stock options (see note 10) requires the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results or on other components of equity.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

2                 Significant accounting policies and critical accounting estimates and judgments (continued)

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

3                Receivables
	As of March 31, 2013	As of December 31, 2012
	$	$

Sales tax credits receivable	1,857,671	2,384,036
Interest receivable	190,228	171,600
Deposits receivable	143,750	143,750
Other	11,902	46,678
	2,203,551	2,746,064

4           Prepaid expenses and other current assets

	As of March 31, 2013	As of December 31, 2012
	$	$

Deposits on Kami Project activities	648,007	661,252
Other	337,665	42,440
	985,672	703,692

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

5           Long-term advance

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port”) to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”).

Per the Port Agreement, the total initial commitment by the Company is $20,465,016 (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment is payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second of which is due no later than July 1, 2013. As security for the second installment of the Buy-in Payment, Alderon issued a letter of credit for $10,232,508. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences. Equivalent funds have been placed in an interest-bearing, collateral guaranteed investment certificate account and are therefore restricted until the expiry date of the aforementioned letter of credit.

6                 Payables and accrued liabilities

	As of March 31, 2013		As of December 31, 2012
	$		$
Trade accounts payable		2,383,133		988,807
Accrued development costs		2,487,753		-
Accrued salaries and benefits		1,845,343		2,399,260
Accrued finder’s fee (note 16)		1,798,900		-
Accrued environmental, aboriginal, government and community costs		377,543		391,015
Accrued legal and professional expenses		254,767		952,540
Accrued evaluation and exploration costs		-		1,686,420
Other accrued liabilities		327,560		123,080
		9,474,999		6,541,122

7                 Mineral properties

On January 16, 2013, the Company filed on SEDAR a Technical Report, entitled Feasibility Study of the Rose Deposit and Resource    Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., (the “Feasibility Study”), dated effective December 17, 2012. As the technical feasibility and commercial viability of the extraction of the Kami Property’s mineral reserves have been demonstrated, the Company has started to capitalize directly attributable pre-production expenditures that give rise to future economic benefits as of February 1, 2013. Pre-production expenditures incurred prior to February 1, 2013 have been recorded in the condensed interim consolidated statement of comprehensive loss as exploration and evaluation expenses or environmental, aboriginal, government and community expenses.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

7           Mineral properties (continued)

	As of January 1, 2013		Additions during the period		As of March 31, 2013
	$		$		$
Acquisition cost		88,668,710		-		88,668,710
Development costs		-		5,829,877		5,829,877
		88,668,710		5,829,877		94,498,587

Additions to mineral properties in the condensed interim consolidated statement of cash flows are presented on a cash basis. During the three-month period ended March 31, 2013, cash expenditures totaled $562,388, the increase in accrued expenditures totaled $5,148,127 and other non-cash items totaled $119,362.

8       Related party disclosures

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Three months ended March 31,
	2013		2012
	$		$
Share-based compensation		762,437		1,315,936
Short-term benefits*		744,316		442,829
Incentive compensation other than share-based compensation		256,125		190,938
		1,762,878		1,949,703

* include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

8       Related party disclosures (continued)

Other related parties

King & Bay West Management Corp. (“King & Bay”): King & Bay, formerly Forbes West Management Corp., is an entity that is owned by the Executive Chairman of the Company’s Board of Directors. King & Bay provides certain administrative, management, geological, legal and regulatory, tax, corporate development, information technology support and investor relations services to the Company.

Ottenheimer Baker Barristers & Solicitors (“Ottenheimer”): A Director of the Company is a partner at Ottenheimer, which provides certain legal services to the Company.

Cassels Brock & Blackwell LLP (“Cassels”): A Director of the Company is the Deputy Managing Partner of Cassels, which acts as lead external counsel for the Company.

Transactions entered into with related parties other than key management personnel include the following:

	Three months ended March 31,
	2013		2012
	$		$
Cassels		1,065,729		-
King & Bay		387,566		671,504
Ottenheimer		8,556		-
Image Air Charter Ltd. (“Image Air”)*		-		44,400
Forbes & Manhattan Inc.*		-		120,000
		1,461,851		835,904

*These entities are no longer related parties in 2013.

Amounts owed to related parties other than key management personnel are summarized below.

	As of March 31, 2013		As of December 31, 2012
	$		$
Cassels		704,215		135,729
King & Bay		137,984		78,271
Ottenheimer		9,569		-
2227929 Ontario Inc.*		-		50,824
Image Air*		-		44,400
		851,768		309,224

 *These entities are no longer related parties in 2013.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

9      Transaction with Hebei Iron & Steel Group Co., Ltd (“Hebei”)

On September 4, 2012, the Company completed a subscription transaction (the “Subscription Transaction”) with Hebei, pursuant to an agreement whereby Hebei purchased 25,858,889 of the Company’s common shares by way of a private placement in exchange for aggregate gross proceeds of $62,319,922, less cash transaction costs of $1,435,901.

On closing of the Subscription Transaction, Hebei and Alderon also entered into an arrangement pursuant to which Hebei would invest an additional $119,926,293 (the “Initial Investment”) in exchange for a 25% interest in the Kami Project (see also note 11). Per the definitive agreements entered into between the Company and Hebei, the latter’s 25% interest would be made into The Kami LP. The Kami LP was established in order to develop and operate the Kami Project, and it is this entity into which Alderon would transfer all assets associated with the Kami Project contemporaneously with the Initial Investment. Alderon and Hebei would be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to The Kami LP will depend upon the amount of aggregate proceeds received as project debt financing and will not exceed $220,000,000.

On March 15, 2013, Hebei contributed the Initial Investment, and Alderon contributed the Kami Property and its related assets to The Kami LP. In connection with Hebei’s contribution of the Initial Investment, the Company has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the use of the Initial Investment proceeds.

10    Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Three months ended March 31, 2013		Year ended December 31, 2012
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	14,102,500	2.58	11,636,300	2.57
Granted	700,000	1.68	3,015,000	2.49
Exercised	-	-	(386,300)	1.51
Forfeited	-	-	(162,500)	2.72
Balance, end of period	14,802,500	2.54	14,102,500	2.58

Share-based compensation costs for the three-month period ended March 31, 2013 totaled $1,001,483 ($2,688,170 in 2012): $114,878 capitalized in mineral properties (nil in 2012); $39,912 exploration and evaluation expenses ($255,873 in 2012); $820,697 in general and administrative expenses ($2,234,349 in 2012); and $25,996 in environmental, aboriginal, government and community expenses ($197,948 in 2012).

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

10                 Stock options (continued)

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards for options granted during each of the periods presented.

	Three months ended March 31, 2013	Three months ended March 31, 2012

Expected dividend yield	0.0%	0.0%
Estimated volatility	63.7%	73.2%
Weighted average risk-free annual interest rate	1.11%	1.22%
Weighted average expected life (years)	2.5	2.5
Grant date fair value	$0.66	$1.38

11           Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

12           Net loss per share

For the three-month periods ended March 31, 2013 and 2012, diluted net loss per share was calculated using the basic weighted average number of shares outstanding, since all outstanding warrants (2012 only) and stock options have been excluded from the calculation of diluted net loss per share because they were anti-dilutive. Accordingly, diluted net loss per share for each period was the same as the basic net loss per share.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

12           Net loss per share (continued)

The following table sets forth pertinent data relating to the calculation of the diluted weighted average number of shares outstanding, had the warrants and stock options not been anti-dilutive.

	Three months ended March 31,
	2013	2012
Basic weighted average number of shares outstanding	130,144,167	97,685,848
Potentially dilutive effect of stock options	129,478	1,744,685
Potentially dilutive effect of warrants	-	629,132
Potentially diluted weighted average number of shares outstanding	130,273,645	100,059,665

13           Supplemental disclosure of cash flow information

	Three months ended March 31,
	2013		2012
	$		$
Changes in operating assets and liabilities
Receivables		561,142		(993,213)
Prepaid expenses and other current assets		(281,980)		(1,160,663)
Payables and accrued liabilities		(2,214,250)		(976,175)
Due to related parties		542,544		350,080
Other non-current assets		-		(100,000)
		(1,392,544)		(2,879,971)

14           Capital disclosures

The Company’s objective in managing capital, consisting of equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund: development and other Kami Project activities; general and administrative expenses; environmental, aboriginal, government and community expenses; working capital; capital expenditures; and deposits for port activities.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the development stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund the Kami Project and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012
(amounts in Canadian dollars, except share/option data)

14           Capital disclosures (continued)

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. Although the Company is not subject to any capital requirements imposed by any regulators or by any other external source, Alderon has provided confirmation to Hebei with respect to the use of the Initial Investment proceeds.

15           Financial instruments, financial risk management and fair value

Financial risk management

The Company is exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed in note 14, the Company’s capital management objectives include working to ensure that the Company has sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences, notwithstanding the Company’s successful capital-raising activities prior to March 31, 2013 (see note 9).

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash and cash equivalents and restricted cash equivalents are held in deposit at high-credit quality Canadian financial institutions. As a result, management considers the risk of non-performance related to cash and cash equivalents and restricted cash equivalents to be minimal.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

15           Financial instruments, financial risk management and fair value (continued)

Fair value

The carrying values of the Company’s cash and cash equivalents, restricted cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market. The carrying amounts and fair values of financial assets (liabilities) as of March 31, 2013 and December 31, 2012 are presented below.

March 31, 2013	Loans and receivables		Other financial liabilities		Total
	$		$		$

Cash and cash equivalents		146,525,139		-		146,525,139
Restricted cash equivalents (note 5)		10,232,508		-		10,232,508
Receivables (note 3)		345,880		-		345,880
Payables and accrued liabilities (note 6)		-		(9,474,999)		(9,474,999)
Due to related parties (note 8)		-		(851,768)		(851,768)
		157,103,527		(10,326,767)		146,776,760

December 31, 2012	Loans and receivables		Other financial liabilities		Total
	$		$		$

Cash and cash equivalents		34,312,316		-		34,312,316
Restricted cash equivalents (note 5)		10,232,508		-		10,232,508
Receivables (note 3)		362,028		-		362,028
Payables and accrued liabilities (note 6)		-		(6,541,122)		(6,541,122)
Due to related parties (note 8)		-		(309,224)		(309,224)
		44,906,852		(6,850,346)		38,056,506
        In the preceding tables, receivables exclude sales tax credits, and payables and accrued liabilities exclude taxes payable.

16           Commitments and contingencies

In August 2012, the Company committed to work with Canadian National Railway Company (“CN”) on a feasibility study (the “Rail Feasibility Study”) for a proposed rail line and terminal handling facility to connect the Labrador Trough to the Port of Sept-Îles, Quebec. In connection with this agreement, in September 2012, Alderon contributed $1,500,000 towards the completion of the Rail Feasibility Study. This contribution had been accounted for as exploration and evaluation expenses during the year ended December 31, 2012. On March 4, 2013, following CN’s announcement that it was terminating the Rail Feasibility Study, the Company was refunded the $1,500,000 Rail Feasibility Study contribution, and this refund has been credited to exploration and evaluation expenses in the accompanying condensed interim consolidated statement of comprehensive loss.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

(amounts in Canadian dollars, except share/option data)

16           Commitments and contingencies (continued)

In connection with Hebei’s contribution of the Initial Investment, the Company has agreed that in the event that the environmental assessment and related approvals for the Kami Project are not obtained by March 31, 2014, Alderon will be required to pay to Hebei $3,000,000 per month for each whole month until such approvals are obtained. As of May 14, 2013, management has determined that a payment under this arrangement is not probable, and no amount, therefore, has been provided for.

In connection with the closing of the Subscription Transaction (see note 9), the Company had committed to pay a finder’s fee associated with the Initial Investment (the “Finder’s Fee”) and an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei. On March 15, 2013, the Company sent notice terminating the finder’s fee agreement, in accordance with its terms. Despite this termination, the Company may still be liable for the payment of the remaining portion of the Finder’s Fee, which amounts to $1,798,900, and the aforementioned off-take sales fee. With respect to the remaining portion of the Finder’s Fee, the Company has provided for the full amount as supported by the Company’s in-house and external legal counsel. This amount has been recorded under general and administrative expenses in the accompanying condensed interim consolidated statement of comprehensive loss. With respect to the aforementioned off-take sales fee, the Company, along with its in-house counsel and outside legal advisors, has assessed the potential outcome of this matter, and as of May 14, 2013, the outcome of this matter is not yet determinable, nor is it currently possible to estimate the future impact of any related potential liabilities.

17           Subsequent events

On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Charter Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. Per the Charter Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown. On April 9, 2013, the Company sent notice to Image Air terminating the Charter Agreement, in accordance with its terms. Despite this termination, the Company may still be liable for the monthly minimum cost noted above; however, as of May 14, 2013, the outcome of this matter is not yet determinable, nor is it currently possible to estimate the future impact of any related potential liabilities.

The Company entered into a definitive Engineering, Procurement and Construction Management Agreement with WorleyParsons Canada Services Ltd. (“WorleyParsons”), effective April 30, 2013. WorleyParsons will be the engineering, procurement and construction management contractor for the development of the Kami Project.